October 17, 2012

By EDGAR

U.S. Securities & Exchange Commission

Attn: Roger Schwall

Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Samson Oil & Gas Limited

Amendment No. 1 to Registration Statement on Form S-3/A

Filed September 25, 2012

File No. 333-183327

Dear Mr. Schwall:

We are legal counsel to Samson Oil and Gas Limited (the “Company”). On behalf of the Company, we are responding to the comment in your letter dated October 5, 2012 (the “Letter”). We believe that, based on applicable rules of the Commission and current published guidance from the staff of the Division of Corporation Finance (the “Staff”), it is not necessary or appropriate for the Company to further amend its Form S-3/A registration statement referenced above (the “Registration Statement”) in response to the single comment made in the Letter. We believe that such an amendment would impose an undue burden on the Company by causing it to incur unnecessary expense. Accordingly, by this letter, the Company is asking the Staff to withdraw the single comment made in the Letter and to confirm to the Company that the Staff has no further comments on the Registration Statement. If this request is granted, the Company intends to file a request for acceleration of the Registration Statement as soon as practicable.

Staff Comment:

Amendment No. 1 to Registration Statement on Form S-3

We note the revised disclosure you provide in this section. Insofar as the initial registration statement did not include the new language regarding subsequent filings, please revise to incorporate by reference all such filings by specifically identifying all Exchange Act reports filed prior to effectiveness (by type, date, and Commission file number). Please see prior comment 1 from our letter to you dated September 10, 2012.

S. Lee Terry, Jr. • 303 892 7484 • lee.terry@dgslaw.com

U.S. Securities & Exchange Commission

Attn: Roger Schwall

October 17, 2012

Company Response:

The Company filed the amended Registration Statement on September 25, 2012, which was after its most recent Form 10-K was filed and before its most recent definitive proxy statement on Schedule 14A was filed. As is customary, the Form 10-K provided that it incorporated by reference information that would be included in the not yet filed Schedule 14A proxy statement. The incorporated by reference information has now been duly included in the definitive proxy statement, which was filed on October 10, 2012, five (5) days after the Letter was issued. We believe that, based on the filing of the definitive proxy statement, the Company now has a complete Section 10(a) prospectus in the Registration Statement and that, as a result, the Staff’s comment in the Letter is now moot. We also believe that our position is consistent with the Staff’s published guidance in this area.

Compliance and Disclosure Interpretation 123.01 (the “C&DI”) describes a company that intended to file a non-automatic shelf registration statement on Form S-3 on April 10, which date was after the expected filing of registrant’s Form 10-K on March 31, and before the expected filing of registrant’s definitive proxy statement on April 30. The Staff’s answer to the C&DI indicates that “In order to have a complete Section 10(a) prospectus, the registrant must either file the definitive proxy statement before the Form S-3 is declared effective or include the officer and director information in the Form 10-K.”

The Company has now filed its definitive proxy statement. The Company has also amended the Registration Statement to include the exact language requested by the Staff with respect to incorporation by reference of all subsequently filed Exchange Act filings, which cannot possibly be read to exclude the definitive proxy statement filed on October 10. Therefore, that definitive proxy statement filed on October 10, 2012, has now been incorporated by reference into the Registration Statement, and automatically updates and supersedes prior information, including last year’s definitive proxy statement. Similarly, the additional proxy material of the Company relating to the voting procedure for holders of American Depositary Shares that was filed on October 16, 2012 has likewise been incorporated by reference into the Registration Statement.

U.S. Securities & Exchange Commission

Attn: Roger Schwall

October 17, 2012

In the C&DI, the Staff does not say that the registrant in that case must delay the filing of the Form S-3 after the April 30 deadline for filing the definitive proxy statement. It simply says that, while the registrant may file the Form S-3 as planned on April 10, the Form S-3 will not be declared effective until the definitive proxy statement is filed. The Company has therefore met all conditions set by the C&DI for declaration of effectiveness in this situation. It has clearly incorporated by reference all subsequent filings, including but not limited to the definitive proxy statement, and it has filed that definitive proxy statement.

Frankly, the only conceivable explanation for the comment in the Letter is that the revised language with respect to incorporation by reference of subsequent filings in the Registration Statement as it has been amended does not in fact supersede and replace the language in the Form S-3 as it was initially filed. We do not believe that such an interpretation of the law, as stated in the Securities Act of 1933, as amended, and the rules promulgated by the Commission thereunder, is accurate or reasonable under the circumstances. If, however, our belief is mistaken, we hereby request the Staff to withdraw the comment in the Letter nevertheless, as it imposes burden and expense on the Company that is not warranted or justifiable under the circumstances.

As the Staff is aware, when a registration statement is amended, it requires the filing of new consents of experts, including but not limited to the consent of the issuer’s independent public accountants to the incorporation by reference of their audit reports on the issuer’s audited financial statements. In this case, notwithstanding the very short period of time since the filing of the original Registration Statement, the amended Registration Statement and the Form 10-K, all of which included substantial involvement by the Company’s independent accountants, if the Company files another amendment to the Registration Statement, the independent accountants are required to perform specified updating procedures for which they will charge very substantial fees to the Company. Those fees are probably greater for the Company than other companies of comparable size because of the Company’s highly unusual status as a domestic issuer under the Exchange Act and a domestic issuer in Australia. That dual status requires the Company to prepare two different sets of financial statements each quarter (one prepared in accordance with U.S. Generally Accepted Accounting Principles and one with Australian International Financial Reporting Standards) and to obtain two different audit reports from its independent accountants each year.

U.S. Securities & Exchange Commission

Attn: Roger Schwall

October 17, 2012

Please confirm that the Staff is willing to permit the Registration Statement to be declared effective in its current form. If the Staff believes it necessary, the Company is willing to undertake to include specific language in a Rule 424(b)(5) prospectus with an updated “Information Incorporated by Reference” section that includes a specific reference to the October 10, 2012 filing date of the definitive proxy statement.

If you would like to discuss this letter or the request made herein, please feel free to telephone me at (303) 892-7484. Since we are in the Mountain Time Zone, the best time to call would be between 11 am Eastern Time and 5 pm Eastern Time. Thank you in advance for your thoughtful consideration of the Company’s request.

Sincerely,

/s/ S. Lee Terry, Jr.

S. Lee Terry, Jr.
for
Davis Graham & Stubbs LLP

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